ASTERIKO CORPORATION

488 Soi Rachada Niwet Samsen Nok

Huai Khwang, Bangkok, Thailand 10310

(+65) 227 43404

January 30th, 2017

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Mindy Hooker

Re: ASTERIKO CORP.

Form 10-K for the Fiscal Year Ended June 30th, 2016

Filed September 9th, 2016

File No. 333-197692

Dear Ms. Hooker,

The Issuer is in receipt of your letter dated January 4th, 2017 regarding this issuer and the aforementioned filing. Below please find our respective responses:

Form 10-K for the Fiscal Year Ended June 30th, 2016

Item 9A Controls & Procedures, page 11

1. Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed "to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and controls and procedures that are designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." We note that the Company's conclusions regarding the effectiveness of your disclosure controls and procedures refer to only half of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures then you should provide the entire definition. Alternatively, you may conclude that your disclosures controls and procedures were "effective" or "not effective" without providing any part of the definition. Please revise your filings accordingly.

RESPONSE: Attached below please find the revised wording for this paragraph. In essence I simply redrafted to simply declare that the controls and procedures were “not effective” without reference to the statute. This section now reads:

Item 9A. Controls and Procedures.

“Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective.”

1

2. We note that you have not included management´s report on the effectiveness of your internal controls over financial reporting as required by Item 308 of Regulation S-K. Please amend your filing to include this report. Additionally, please include a statement identifying the framework used to evaluate the effectiveness of internal control over financial reporting. Refer to Item 308 of Regulation S-K.

RESPONSE: Below please find the revised paragraph on Management’s Report, which was missing from the version originally submitted.

Management’s Report on Internal Control Over Financial Reporting

“The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30th, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, management identified material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are described below.

Procedures for Control Evaluation. Management has not established with appropriate rigor the procedures for evaluating internal controls over financial reporting. Due to limited resources and lack of segregation of duties, documentation of the limited control structure has not been accomplished.

Lack of Audit Committee. To date, the Company has not established an Audit Committee. It is management’s view that such a committee, including a financial expert, is an utmost important entity level control over the financial reporting process.

Insufficient Documentation of Review Procedures We employ policies and procedures for reconciliation of the financial statements and note disclosures, however, these processes are not appropriately documented. The Company has only one individual responsible for the preparation of the financial records.

Insufficient Information Technology Procedures. Management has not established methodical and consistent data back-up procedures to ensure loss of data will not occur.

As a result of the material weaknesses in internal control over financial reporting described above, the Company’s management has concluded that, as of June 30th, 2016, the Company’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

2

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we, engaged our independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, there have been no changes in internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the year ended June 30th, 2016, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

In conclusion, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter. For all correspondence in this matter, please do cc me via e-mail to insure faster response, - David@TopTier.eu.

Sincerely yours,

/s/ David E. Price

David E. Price, Esq.

Corp Secretary & Counsel

3